TENAGA NASIONAL BERHAD

Exemption File No. 82-3677

Our Ref : TNB / IRD 1/7/2.1

July 17, 2006


06015615

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street N.W
Washington D.C 20549
U.S.A

Re: Tenaga Nasional Berhad Exemption No. 82-3677

Enclosed is the copy of Bursa Malaysia Announcements from May 2006 to June 2006, 3rd Quarter Results Announcement FY 2006 and the letter on the Status of ADR, submitted to you in order to maintain our exemption pursuant to Rule 12g3 – 2(b) under the Securities Exchanged Act 1934 ("Exchange Act"). We also confirm that the Schedule of information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter and return it to us in the enclosed envelope.

Thank you.





S. KALAVATHY
GENERAL MANAGER
INVESTOR RELATIONS AND MANAGEMENT REPORTING
GROUP FINANCE DIVISION
TENAGA NASIONAL BERHAD

c.c – Bank of New York, Hong Kong Branch



Ibu Pejabat, No. 129, Jalan Bangsar, Peti Surat 11003, 50732 Kuala Lumpur.
Tel: 03-2825566, 03-2822121. Telegram "TRANG". Telex: TRANG MA 30426 & ELELEN MA 33714. Fax: 2826754.

SIARAN AKHBAR

PRESS RELEASE



TENAGA NASIONAL BERHAD
(200866-W)

EMBARGO
NOT TO BE RELEASED BEFORE 5:30 PM, 14TH JULY, 2006

S.A. Bil. 2006 / 07 / 31

ON TRACK TO DELIVER EFFICIENCY IMPROVEMENTS

- **Cost Savings of RM426.3 million**
- **Net Profit before foreign exchange translation of RM874.8 million**
- **Revenue increased by 5.3%**
- **Operating Expenses increased by 5.4%**
- **Increase in EBITDA margin to 33.9%**
- **Improvement in ROA to 2.6% (annualized)**
- **Economic loss lower by 2.9% to RM1,369.8 million**

Kuala Lumpur, 14 July 2006 - Tenaga Nasional Berhad (TNB) today reported its financial results for the 9 months ended 31 May 2006.

Net profit before foreign exchange translation gain for the period was reported at RM874.8 million compared to RM958.2 million for the corresponding period in FY2005; a decline of 8.7%.

The Group's total revenue for the period increased by 5.3% to RM14,763.9 million, mainly attributed to a 5.8% increase in electricity demand growth, while other operating income recorded a 13.6% increase partially the result of better recovery of theft back-billing.

The Group's EBITDA for the period of RM5,002.0 million represents an EBITDA margin of 33.9% compared to a 33.3% margin in the corresponding period last year. The stable EBITDA margin can be attributed to the operational efficiencies achieved as reflected in the Headline Key Performance Indicators ("KPIs") and Company-Wide Initiatives put in place.

Operating expenses increased by 5.4% to RM12,319.8 million, with IPP cost and fuel cost accounting for 59.2% of the total. As part of the Company-Wide Initiatives embarked on and to promote "maintenance for a sustainable future", TNB has aggressively adopted a "preventive rather than reactive maintenance strategy". This accounted for the Group's 15.8% increase in repair and maintenance costs.

Speaking at the press conference today, TNB's Chairman, Tan Sri Datuk Amar Leo Moggie was happy to emphasize that TNB has been "on track to delivering company-wide efficiency improvements ahead of the tariff announcement made on 24 May 2006. The current status of our Headline KPIs and Company-Wide Initiatives reflect cost savings achieved of RM426.3 million. In addition, technical efficiencies in terms of unplanned outage rate levels, system minutes and SAIDI are within target levels set and proof of our commitment to the consumers."

TNB's President/Chief Executive Officer, Dato' Che Khalib Mohamad Noh added that "TNB continues to be challenged with increase in operating expenses that outpace revenue growth. In particular, volatility in coal prices, increase in equipment costs and rising interest costs are our main concerns."

Dato' Khalib further reiterated that "despite a 6.6% increase in coal prices and current capacity reserve margin of approximately 37% which translates into the cost of bearing excess capacity, EBITDA increased by RM332 million."

For the 9 months period ended 31 May 2006, the Group reported a lower economic loss of RM1,369.8 million compared to RM1,410.6 million in the corresponding period last year; an improvement of 2.9%. Economic profit (or loss as the case may be) measures the value that a company generates using its capital over a period of time. Dato' Khalib further elaborated that "in TNB's case, the cost of financing infrastructure development to meet the economic growth requirements is higher than the margin achieved from electricity sales."

Based on the target cost savings that the Group hopes to achieve for the full year of RM600 million, the financial performance for the 9 months ended 31 May 2006 reflects RM426.3 million cost savings.

With the commitment of Management to achieve the KPIs set for FY2006, and with the increase in revenue effective from 1 June 2006 following the tariff announcement, the Board of Directors is of the view that the Group's financial performance for the full year would be better.

As an integrated electricity provider, TNB has and will continue to meet its crucial role in powering the nation's progress.

Financial Highlights

RM' Million	9 Months ended 31 May	
	FY2006	FY2005
Total Revenue	14,763.9	14,021.4
Operating Expenses	(12,319.8)	(11,684.1)
Other Operating Income	327.6	288.3
Operating Surplus	2,771.7	2,625.6
EBITDA	5,002.0	4,669.2
Finance Cost	(1,194.9)	(1,157.5)
Forex Translation gain/(loss)	515.7	(81.8)
Net Profit [before forex translation gain/(loss)]	874.8	958.2

About Tenaga Nasional Berhad

TNB's core activities are in the generation, transmission, and distribution of electricity. In addition to being the nation's primary electricity generation enterprise, TNB also transmits and distributes all the electricity in Peninsular Malaysia, Sabah and Federal Territory of Labuan. As at 31 August 2005, TNB supplies electricity to approximately 6.7 million customers.

TNB, through its subsidiaries, is also involved in the manufacturing of transformers, high voltage switchgears and cables; the provider of professional consultancy services, civil and electrical engineering works and services, repair and maintenance services and fuel; undertakes research and development and project management services.

For further information, please visit www.tnb.com.my.

Issued On 14th July, 2006

TENAGA NASIONAL BERHAD *(200866-W)*

The Board of Directors is pleased to announce the following:

A. UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE 3rd QUARTER ENDED 31 MAY 2006

(Amounts in RM million unless otherwise stated)

	INDIVIDUAL QUARTER		CUMULATIVE	
	CURRENT YEAR QUARTER 31.05.2006	PRECEDING YEAR CORRESPONDING QUARTER 31.05.2005	CURRENT YEAR TO DATE 31.05.2006	PRECEDING YEAR CORRESPONDING PERIOD 31.05.2005
Revenue	5,021.1	4,835.8	14,763.9	14,021.4
Operating expenses	(4,080.0)	(4,085.3)	(12,319.8)	(11,684.1)
Other operating income	105.6	117.9	327.6	288.3
Operating profit	1,046.7	868.4	2,771.7	2,625.6
Foreign exchange				
- Translation gain/(loss)	36.7	278.8	515.7	(81.8)
- Transaction gain/(loss)	(6.2)	(11.7)	(137.5)	(46.8)
Share of results of associates	1.2	15.1	9.1	82.5
Profit before finance cost	1,078.4	1,150.6	3,159.0	2,579.5
Finance cost				
- Interest	(405.9)	(333.7)	(1,194.9)	(1,038.9)
- Bond refinancing cost	-	(118.6)	-	(118.6)
Profit from ordinary activities before taxation	672.5	698.3	1,964.1	1,422.0
Taxation				
- Company and subsidiaries	(70.4)	(74.8)	(203.4)	(206.9)
- Deferred taxation	(187.7)	(32.4)	(341.5)	(272.4)
- Share of taxes in associates	(1.7)	(3.0)	(3.1)	(25.2)
Profit from ordinary activities after taxation	412.7	588.1	1,416.1	917.5
Minority interests	(17.3)	(15.3)	(25.6)	(41.1)
Net profit for the period	395.4	572.8	1,390.5	876.4
	Sen	Sen	Sen	Sen
Earnings per share-Basic	9.78	14.28	34.41	21.95
Earnings per share-Diluted	9.58	13.84	33.67	21.52

The unaudited Condensed Consolidated Income Statements should be read in conjunction with the annual audited financial statements for the financial year ended 31 August 2005.



B. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 31 MAY 2006

(Amounts in RM million unless otherwise stated)

	31-May-06	31-Aug-05
NON-CURRENT ASSETS		
Property, plant and equipment	54,856.3	54,721.0
Coal mining rights	282.6	290.7
Associates	208.1	158.7
Investments	39.7	39.7
	55,386.7	55,210.1
CURRENT ASSETS		
Inventories	2,018.5	1,741.6
Trade receivables	1,929.3	2,184.2
Other receivables	1,189.3	1,379.0
Current tax assets	10.1	101.7
Amount owing from associates	41.8	6.8
Short term investments	12.6	12.6
Marketable securities	9.2	9.4
Deposits, bank and cash balances	3,413.6	2,849.4
	8,624.4	8,284.7
CURRENT LIABILITIES		
Trade payables	(2,059.8)	(2,405.4)
Other payables	(948.1)	(1,013.3)
Amount owing to associates	(218.9)	(203.0)
Current taxation	(370.3)	(214.3)
Short term borrowings	(2,085.6)	(2,979.6)
	(5,682.7)	(6,815.6)
NET CURRENT ASSETS	2,941.7	1,469.1
LONG TERM LIABILITIES		
Borrowings	(26,690.6)	(27,008.8)
Consumer deposits	(2,104.0)	(1,952.3)
Employee benefits	(2,308.8)	(2,248.2)
Other liabilities	(73.6)	(79.4)
Deferred taxation	(6,340.3)	(5,997.8)
Deferred income	(2,635.5)	(2,505.9)
Government development grants	(676.9)	(686.0)
	(40,829.7)	(40,478.4)
	17,498.7	16,200.8
FINANCED BY:		
Share capital	4,048.5	3,220.7
Share premium	3,315.0	3,989.6
Revaluation and other reserves	880.1	844.7
Retained profits	9,143.1	8,030.5
SHAREHOLDERS' FUNDS	17,386.7	16,085.5
Minority interests	112.0	115.3
	17,498.7	16,200.8
	Sen	Sen
NET ASSETS PER SHARE	432	503

The unaudited Condensed Consolidated Balance Sheets should be read in conjunction with the annual audited financial statements for the financial year ended 31 August 2005.

C. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AS AT 31 MAY 2006

(Amounts in RM million unless otherwise stated)

		Non-distributable		Distributable	
	Ordinary Shares of RM1.00 each	Share premium	Revaluation and other reserves	Retained profits	Total
As at 1 September 2005	3,220.7	3,989.6	844.7	8,030.5	16,085.5
Reclassification adjustment	-	-	4.2	(4.2)	-
	3,220.7	3,989.6	848.9	8,026.3	16,085.5
Currency translation differences	-	-	31.2	-	31.2
Net profit for the 9-month period	-	-	-	1,390.5	1,390.5
Dividend paid for FY2005	-	-	-	(279.4)	(279.4)
Goodwill write back	-	-	-	5.7	5.7
Issuance of share capital					
- share options *	19.1	134.1	-	-	153.2
- bonus shares	808.7	(808.7)	-	-	-
As at 31 May 2006	4,048.5	3,315.0	880.1	9,143.1	17,386.7

* Exercise of options representing 19,099,175 ordinary shares of RM1 each in TNB under the Employees' Share Option Scheme II ("ESOS II").

		Non-distributable		Distributable	
	Ordinary Shares of RM1.00 each	Share premium	Revaluation and other reserves	Retained profits	Total
As at 1 September 2004	3,148.3	3,451.4	1,030.3	7,168.4	14,798.4
Currency translation differences	-	-	(9.6)	-	(9.6)
Net profit for the 9-month period	-	-	-	876.4	876.4
Dividend payable for FY2005	-	-	-	(96.0)	(96.0)
Dividend paid for FY2004	-	-	-	(322.0)	(322.0)
Issuance of share capital					
- share options	55.5	412.6	-	-	468.1
As at 31 May 2005	3,203.8	3,864.0	1,020.7	7,626.8	15,715.3

The unaudited Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the annual audited financial statements for the financial year ended 31 August 2005.

D. UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 31 MAY 2006

(Amounts in RM million unless otherwise stated)

	3rd Quarter ended 31-May-06	3rd Quarter ended 31-May-05
Operating activities		
Cash generated from operations	4,832.2	4,002.1
Retirement benefits paid	(160.2)	(105.8)
Consumer contributions received	356.2	296.8
Customer deposits received	151.7	136.8
Tax paid	(55.0)	(24.1)
Tax refund received	98.9	18.3
Net cash inflow from operating activities	5,223.8	4,324.1
Investing activities		
Disposal of an associate	-	397.8
Investments:		
- purchases	-	(75.7)
- disposal		42.3
- dividend income received	0.4	-
Interest income received	55.7	87.5
Property, plant and equipment:		
- purchases	(2,587.9)	(2,425.9)
- disposals	0.3	5.9
Net cash flow from investing activities	(2,531.5)	(1,968.1)
Financing activities		
Bank borrowings:		
- new drawdowns	1,720.8	6,003.8
- repayments	(2,460.3)	(8,090.8)
Interest paid	(1,284.8)	(1,237.2)
Dividends paid	(279.4)	(322.0)
Proceeds from issuance of shares	153.2	468.1
Others	15.3	153.3
Net cash flow from financing activities	(2,135.2)	(3,024.8)
Changes in cash and cash equivalents	557.1	(668.8)
Currency translation differences	(5.6)	(1.3)
Cash and cash equivalents		
- at start of period	2,833.4	3,746.4
- at end of period	3,384.9	3,076.3

The unaudited Condensed Consolidated Cash Flow Statements should be read in conjunction with the annual audited financial statements for the financial year ended 31 August 2005.



E. EXPLANATORY NOTES
(Amounts in RM million unless otherwise stated)

1) BASIS OF PREPARATION
This interim report is unaudited and has been prepared in accordance with the Financial Reporting Standards ('FRS') 134 "Interim Financial Reporting" issued by Malaysian Accounting Standards Board and paragraph 9.22 of the BURSA MALAYSIA Listing Requirements, and should be read in conjunction with the Group's financial statements for the financial year ended 31 August 2005.

The accounting policies and presentation adopted for the interim financial report are consistent with those adopted for the annual audited financial statements for the financial year ended 31 August 2005.

2) AUDIT QUALIFICATION
The annual audited financial statements for the financial year ended 31 August 2005 were not subject to any qualification.

3) SEASONAL OR CYCLICAL FACTORS
The businesses of the Group are not subject to material seasonal or cyclical fluctuations.

4) UNUSUAL ITEMS AFFECTING ASSETS, LIABILITIES, EQUITY, NET INCOME or CASH FLOWS
There were no unusual items of nature, size or incidence that affect the assets, liabilities, equity, net income or cash flows of the Group during the period.

5) MATERIAL CHANGES IN ESTIMATES OF AMOUNTS REPORTED
This note is not applicable.

6) DEBT AND EQUITY SECURITIES
(a) On 9 February 2006, TNB announced that it signed a fixed rate Term Loan Facility Agreement for an amount of RM1.0 billion with Malayan Banking Berhad.

(b) With reference to earlier announcement made on 17 August 2005, on 23 January 2006 TNB announced the completion of all the Conditions Precedent pursuant to the Subscription Agreement and Shareholders Agreement signed between TNB Energy Services Sdn.Bhd. and Worldwide Landfills Sdn.Bhd.

(c) For the nine months ended 31 May 2006, 19,099,175 ordinary shares of RM1 each were issued under the Employees' Share Option Scheme II ("ESOS II").

Except for the above, there were no other issuance, cancellation, repurchases, resales and repayments of debt and equity securities during the period.

7) DIVIDEND PAID
In respect of the financial year ended 31 August 2005, a final gross dividend of 12.0 sen per share, less income tax of 28% amounting to RM279.4 million was paid on 9 January 2006.

8) SEGMENTAL REPORTING
As the principal activities of the Group are the generation, transmission, distribution and sale of electricity in Malaysia, segmental reporting is deemed not necessary.

9) VALUATION OF PROPERTY, PLANT & EQUIPMENT
The Directors have applied the transitional provisions of International Accounting Standard No. 16 (Revised) "Property, Plant and Equipment" as adopted by Malaysian Accounting Standards Board which allow the freehold land, leasehold land, buildings and civil works to be stated at their previous years' valuations less depreciation. Accordingly, these valuations have not been updated.

10) MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD

On 24 May 2006, the Government has approved the tariff review with effect from 1 June 2006.

11) CHANGES IN THE COMPOSITION OF THE GROUP

On 14 June 2006, TNB announced that Remaco Energy Ventures Limited, its wholly-owned subsidiary, held through TNB Repair & Maintenance Sdn.Bhd. has been struck off from the register of the Registrar of Companies of the Republic of Mauritius.

Except for the above, there were no other material changes in the composition of the Group during the quarter.

12) CONTINGENT LIABILITIES

Contingent liabilities of the Group include the following:-

	As at 31 May 2006	As at 31 August 2005
Claims by third parties	976.6	776.1
Trade guarantees and performance bonds	5.4	5.5
Stamp duties on transfer of assets	108.0	108.0
Other contingencies	66.9	68.4
	1,156.9	958.0

Claims by third parties include claims by contractors, consumers and former employees. These claims are being addressed and the Directors are of the opinion that their ultimate resolution will not have a material effect on the financial position of the Group.

13) CAPITAL COMMITMENTS

	As at 31 May 2006
Property, plant and equipment committed over a 5 year period	
Authorised but not contracted for	17,155.6
Contracted but not provided for in the financial statements	2,449.4
	19,605.0

14) RELATED PARTY TRANSACTIONS

On 17 March 2006, TNB announced that the Board of Directors has approved a related party transaction to engage Messrs Zaid Ibrahim & Co. ("ZICO"), a legal firm in which Datuk Mohd Zaid bin Ibrahim, a Non Independent Non-Executive Director of TNB is a Chairman/Partner, for the provision of legal service to undertake a legal due diligence exercise.

On 16 June 2006, TNB announced that the Board of Directors has approved a related party transaction to engage ZICO for the provision of legal services to TNB in its review and evaluation of its refinancing requirements.

Save for Datuk Mohd Zaid bin Ibrahim (who has abstained from all Board deliberations and voting on the transaction), none of the Directors or Major Shareholders of TNB or persons connected to the Directors or Major Shareholders of TNB have an interest, direct or indirect, in the said transaction. The Board, having considered all aspects of the transaction is of the opinion that it is undertaken on an arms-length basis and is in the best interest of the Company.

F. ADDITIONAL INFORMATION AS REQUIRED BY PART A OF APPENDIX 9B OF THE BURSA MALAYSIA LISTING REQUIREMENTS

15) REVIEW OF PERFORMANCE

(a) Performance of the current nine months ended 31 May 2006 (3rd Quarter FY2006) against the corresponding nine months ended 31 May 2005 (3rd Quarter FY2005):

The net profit for the Group improved from RM876.4 million to RM1,390.5 million an increase of RM514.1 million. This resulted mainly from higher electricity sales and the strengthening of Ringgit Malaysia against the major currencies which has resulted in a foreign exchange translation gain for the Group.

For the nine months ended 31 May 2006, the Group recorded total revenue of RM14,763.9 million which was RM742.5 million or 5.3% higher than the corresponding period in the last financial year. Electricity sales increased by RM781.6 million or 5.8%. The commercial and domestic sectors were the main contributors recording an increase of RM343.4 million (7.5%) and RM143.8 million (5.8%) respectively.

The Ringgit Malaysia as at 31 May 2006 strengthened against the major currencies which TNB Group was exposed to. This has resulted in foreign exchange translation gain of RM515.7 million compared to the loss of RM81.8 million recorded in the corresponding period last financial year.

The operating expenses increased by RM635.7 million or 5.4% compared to the corresponding period last financial year. The operating profit of the Group increased from RM2,625.6 million to RM2,771.7 million, an increase of RM146.1 million or 5.6%. The increase in coal price was the main contributor to the higher operating expenses where the average price increased from US$49.8 to US$53.1 per tonne. The initiatives carried out by the management such as increasing efficiency and productivity and cost management have also helped in containing the burden resulted mainly from increased fuel price and higher operating costs.

(b) Performance of the current third quarter FY2006 against the corresponding third quarter FY2005:

For the quarter, the Group recorded a total revenue of RM5,021.1 million, compared to RM4,835.8 million for the same period last financial year, an improvement of 3.8% or RM185.3 million. The improvement was derived mainly from increase in electricity sales notably in the industrial and commercial sectors where the increases were RM92.3 million (4.6%) and RM99.3 million (6.3%) respectively.

The Group registered a net profit of RM395.4 million for the current quarter compared to RM572.8 million recorded for the corresponding quarter last year a reduction of RM177.4 million or 31.0% mainly as a result of a lower foreign exchange gain compared to the corresponding quarter last year.

15) REVIEW OF PERFORMANCE (continued)

ECONOMIC PROFIT STATEMENT

	INDIVIDUAL QUARTER		CUMULATIVE PERIOD	
	Current Year Quarter 31.05.2006	**Preceding Year Corresponding Quarter 31.05.2005**	**Current Year To Date 31.05.2006**	**Preceding Year Corresponding Period 31.05.2005**
NOPLAT computation:				
Earning Before Interest and Tax (EBIT)*	865.0	678.1	2,217.6	2,120.1
Adjusted Tax	(242.2)	(189.9)	(620.9)	(593.6)
NOPLAT	**622.8**	**488.2**	**1,596.7**	**1,526.5**
Economic Charge computation:				
Average Invested Capital	52,807.4	52,284.2	52,807.4	52,284.2
WACC	7.5%	7.5%	7.5%	7.5%
Economic Charge	**(988.8)**	**(979.0)**	**(2,966.5)**	**(2,937.1)**
Economic Profit/(loss)	**(366.0)**	**(490.8)**	**(1,369.8)**	**(1,410.6)**

EXPLANATORY NOTES

Economic Profit (EP) is a measure of value created by a business during a single period. By looking at just the operating activities of a company, its tells how much return a business makes over its cost of capital. In other words, it is the difference between TNB's rate of return and cost of capital.

(a) Performance of the current nine months ended 31 May 2006 (3rd Quarter FY2006) against the corresponding nine months ended 31 May 2005 (3rd Quarter FY2005):

The EP improved by RM40.8 million to record at negative RM1,369.8 million from negative RM1,410.6 million. This was due to higher revenue recorded during the period despite also increase in operating expenses.

(b) Performance of the current third quarter FY2006 against the corresponding third quarter FY2005:

The EP improved by RM124.8 million to record at negative RM366.0 million from negative RM490.8 million. This was due to a higher revenue recorded during the period, whilst operating expenses recorded a declined. Thus far, resulted in higher EBIT margin recorded for the period.

**EBIT = Operating profit adjusted for released of deferred income and other operating income.*

16) MATERIAL CHANGES IN THE QUARTERLY RESULTS COMPARED TO THE PRECEDING QUARTER

Performance of the current quarter (3rd Quarter FY2006) against the preceding quarter (2nd Quarter FY2006)

Compared to the immediate preceding quarter, the Group revenue of RM5,021.1 million was higher by RM189.7 million or 3.9% where the sales of electricity increased by RM266.4 million or 5.7%.
The operating expenses decreased by RM67.4 million from RM4,147.4 million to RM4,080.0 million or 1.6% mainly due to lower staff cost and general expenses.
The net profit for the third quarter was lower by 1.00% compared to the preceding quarter's profit of RM399.5 million.

17) CURRENT YEAR PROSPECTS

The tariff review was approved by the Government with effect from 1 June 2006. The tariff review and the continuing growth in the Malaysian economy would result in TNB achieving favourable results for the balance of the financial year. In addition, the Management has embarked on several initiatives to enhance operating efficiencies and productivity which are linked to KPIs in order to further improve customer service.

The current trend of price increases will have a significant impact on the operating costs.

With the commitment of Management to achieve the KPIs set for FY2006 together with the increase in revenue effective from 1 June 2006 following the tariff announcement, the Board of Directors is of the view that the Group's financial performance for the full year would be better.

18) VARIANCE OF ACTUAL PROFIT FROM FORECAST PROFIT

This note is not applicable.

19) TAXATION

Taxation for the quarter comprised the following:-

	Individual quarter		Cumulative	
	ended 31-May-06	ended 31-May-05	ended 31-May-06	ended 31-May-05
Taxation for the Group	(70.4)	(74.8)	(203.4)	(206.9)
Deferred taxation for the Group	(187.7)	(32.4)	(341.5)	(272.4)
Share of taxes in associates	(1.7)	(3.0)	(3.1)	(25.2)
	(259.8)	(110.2)	(548.0)	(504.5)

The Group's effective tax rate for the period ended 31 May 2006 is lower than the statutory tax rate due to the high level of income, which are not taxable for tax purposes, compared to profit before tax.

20) PROFIT/(LOSS) ON SALE OF INVESTMENTS

There were no disposals of any investments during the period.

21) PURCHASES AND DISPOSALS OF QUOTED SECURITIES

a) There were no purchases and disposals of quoted securities during the quarter.

b) Investments in quoted securities as at 31 May 2006 are as follows:-

	Quarter ended 31 May 06
At cost	1.0
At carrying value	Nil
At market value	Nil

The above quoted securities are managed by external fund managers.

22) STATUS OF CORPORATE PROPOSALS

a) With reference to the earlier announcements made on 22 March 2005 and 28 September 2005 in relation to the Shoaiba Phase 3 Independent Water and Power Project in the Kingdom of Saudi Arabia, on 15 November 2005 TNB announced that the consortium consisting of TNB, Khazanah Nasional Berhad, Malakoff and Arabian Company For Water And Power Projects Limited has been selected as the successful bidder for the Project. On 22 December 2005, TNB announced that the Shuaibah Water and Electricity Company has, on 21 December 2005 executed the relevant financing agreements to secure the financing required for the project. The financial close of the financing arrangement was achieved on 24 January 2006.

b) With reference to the earlier announcements made on 29 April 2005 and 27 October 2005, on 5 December 2005 TNB announced that its subsidiary, Fibrecomm, has entered into a Deed of Variation with Celcom Transmission (M) Sdn.Bhd, ("CTX") for the purposes of varying the terms of the Deed of Assignment.

On 28 April 2006, TNB announced that it now holds 49% interest in Fibrecomm and CTX hold the majority of 51% interest thus Fibrecomm ceased to be a subsidiary of TNB.

c) With reference to the earlier announcements made on 5 July 2005 and 5 October 2005 in relation to the conditional Sale of Business Agreement ("the Agreement") entered into by TNB with Northern Utility Resources Sdn. Bhd. (Receivers and Managers appointed) ("NUR"), NUR Generation Sdn. Bhd. (Receivers and Managers appointed) ("NUR Generation") and NUR Distribution Sdn. Bhd. (Receivers and Managers appointed) ("NUR Distribution") for the acquisition of the business and business assets of NUR, NUR Generation and NUR Distribution by TNB, on 30 December 2005 TNB announced that all the parties mutually agreed to extend the Cut-Off Date up to and inclusive of 31 March 2006 or such other further period as the Parties may further mutually agree upon in writing. TNB had on even date announced that all the parties have agreed to mutually extend the Cut-Off Date to 30 June 2006 with a view to concluding all the conditions precedent to the Agreement failing which the Agreement would lapse and be null and void.

On 3 July 2006, TNB announced that the agreed conditions precedent were not fulfilled. Hence, the Agreement ceased to have any effect and has become null and void.

d) In relation to the proposed bonus issue, we refer to the earlier announcements made on 25 October 2005, 22 November 2005, 12 January 2006, 6 February 2006 and 9 February 2006. On 28 February 2006 TNB announced that it has sent notices to the holders of 3.05% 5-year unsecured convertible redeemable income securities due 2009 ('CRIS') and 2.625% guaranteed exchangeable bonds due 2007 ('GEB') via their respective trustees with regard to the adjustments to the conversion price of the CRIS and the exchange price of the GEB as a result of the Bonus Issue.

23) GROUP BORROWINGS

a) The analysis of Group borrowings classified under short and long term categories are as follows:-

	As at 31 May 06	As at 31 Aug 05
Short term - secured	247.5	256.0
- unsecured	1,838.1	2,723.6
Sub-total	2,085.6	2,979.6
Long term - secured	3,440.0	3,443.2
- unsecured	23,250.6	23,565.6
Sub-total	26,690.6	27,008.8
Total	28,776.2	29,988.4

23) GROUP BORROWINGS (continued)

b) Currency denominations:-

Japanese Yen	4,172.8	4,396.3
Sterling Pound	1,198.2	1,259.9
US Dollar	7,785.5	8,669.6
Euro	530.1	557.9
Others	10.2	12.5
Total Ringgit equivalent of foreign currency borrowings	13,696.8	14,896.2
Ringgit borrowings	15,079.4	15,092.2
Total	28,776.2	29,988.4

c) Effective average cost of funding based on exposure as at 31 May 2006 was 5.72% (FY2005: 5.36%).

d) Repayments of long term debts during the period were as follows:
   (i) Foreign currency denominated term loans of RM860.5 million, and
   (ii) Ringgit denominated term loans of RM1,395.3 million.

24) OFF BALANCE SHEET FINANCIAL INSTRUMENTS

TNB has certain financial instruments including assets and liabilities incurred in the normal course of business. As part of its risk management's strategy, the Company manages its exposure to market rate movements of its financial liabilities through the use of derivative financial instruments. Virtually all foreign currency contracts are denominated in US Dollar, Japanese Yen and Pound Sterling.

TNB has entered into interest rate swap agreements and currency option agreements, which mature from year 2006 to 2034. TNB has entered into these derivatives to reduce its exposure to losses resulting from adverse fluctuations in interest rates or foreign currency exchange rates on underlying debt instruments.

The details and the financial effects of the derivative financial instruments that TNB has entered into are substantially described in note 27 to the financial statements of TNB for the financial year ended 31 August 2005 (pages 203-207 of TNB's Annual Report).

There has been no material changes to the derivative financial instruments described therein between the date of financial statements (dated 25 October 2005) and the date of this announcement.

As at 7 July 2006, the outstanding notional principal amount of derivative financial instruments entered into by the Group was RM2,404.7 million. While this amount is the total of the notional principal amount of outstanding financial instruments, it is not a measure of the extent of risks that TNB is exposed to.

All the above instruments were executed with creditworthy financial institutions and the Directors of TNB are of the view that the possibility of non-performance by these financial institutions is unlikely on the basis of their respective financial strength.

25) MATERIAL LITIGATION

There is no pending material litigation at the date of this announcement other than those disclosed in the circular to shareholders dated 23 November 2005.

26) DIVIDEND

The Board of Directors has not recommended any dividend for the quarter ended 31 May 2005.

27) EARNINGS PER SHARE

	Individual quarter ended 31-May-06	Individual quarter ended 31-May-05	Cumulative quarter ended 31-May-06	Cumulative quarter ended 31-May-05
(a) Basic earnings per share				
Net profit for the quarter (RM 'million)	395.4	572.8	1,390.5	876.4
Weighted average number of ordinary shares in issue ('000)	4,044,627	4,010,066	4,040,975	3,993,387
Basic earnings per share (sen)	9.78	14.28	34.41	21.95
(b) Diluted earnings per share				
Net profit for the quarter (RM 'million)	395.4	572.8	1,390.5	876.4
Elimination of interest expense on Guaranteed Exchangeable Bonds, net of tax effect (RM 'million)	9.2	6.3	28.8	21.6
	404.6	579.1	1,419.3	898.0
Weighted average number of ordinary shares in issue ('000)	4,044,627	4,010,066	4,040,975	3,993,387
Adjustments for:-				
- conversion of share options exercised ('000)	31,194	25,979	27,180	29,653
- conversion of Guaranteed Exchangeable Bonds ('000)	146,954	149,712	146,954	149,712
Weighted average number of ordinary shares for diluted earnings per share ('000)	4,222,775	4,185,757	4,215,109	4,172,752
Diluted earnings per share (sen)	9.58	13.84	33.67	21.52

By Order of the Board



NOR ZAKIAH BINTI ABDUL GHANI (LS 0008795)
Company Secretary
Kuala Lumpur
14 July 2006



TENAGA NASIONAL BERHAD

UNAUDITED FINANCIAL RESULTS FOR THE 3rd QUARTER FY2006

14th July 2006







AGENDA

- ❑ Highlights Of Group's Performance
- ❑ Details Of Group's Performance
- ❑ Update On TNB's Latest Events

Highlights Of Group's Performance

"One Team. One Spirit. One Goal."

Y.Bhg. Tan Sri Datuk Amar Leo Moggie

CHAIRMAN

Key Highlights

	Item	Change	Remarks
√	Status of KPI		On track to deliver
√	Revenue Growth	+ 5.3%	Electricity sales in Peninsular rose by 4.9%
√	Other Operating Income	+13.6%	Partially due from recovery of theft back billing
√	Operating Expenses	+ 5.4%	Driven by: ➢ 6.6% increase in coal prices ➢ Aggressive preventive maintenance program
√	EBITDA EBITDA Margin	+ RM332.8 mn (33.9%)	Delivery of KPI targets
√	Forex Translation Gain	+ RM515.7 mn	Strong Ringgit

Financial Highlights.....

RM mn	YTD 3Q FY'05	YTD 3Q FY'06
Revenue	14,021.4	14,763.9
Operating Expenses	(11,684.1)	(12,319.8)
Other Operating Income	288.3	327.6
Operating Surplus	2,625.6	2,771.7
Finance Cost	(1,157.5)	(1,194.9)
Transaction Loss	(46.8)	(137.5)
Profit Before Tax & Translation gain/(loss)	1,503.8	1,448.4
Net Profit Before Translation gain/(loss)	958.2	874.8
Translation gain/(loss)	(81.8)	515.7
Net Profit	876.4	1,390.5

Snapshot of Financial Performance Trend



Revenue
RM mn
5.3%
15,000
12,000
9,000
6,000
3,000
11,281.8
12,126.5
13,068.1
14,021.4
14,763.9
7.5 %
7.8%
7.3%
YTD3Q
FY'02
FY'03
FY'04
FY'05
FY'06



OPEX
RM mn
5.4%
14,000
10,000
6,000
2,000
9,641.1
10,189.6
10,898.9
11,684.1
12,319.8
YTD3Q
FY'02
FY'03
FY'04
FY'05
FY'06



EBITDA Margin
%
1.8%
40
20
0
31.2
31.9
32.8
33.3
33.9
YTD3Q
FY'02
FY'03
FY'04
FY'05
FY'06



Net Profit ex Forex Translation
RM mn
-8.7%
1,000
800
600
400
200
662.9
794.8
844.3
958.2
874.8
YTD3Q
FY'02
FY'03
FY'04
FY'05
FY'06

TENAGA NASIONAL BERHAD

Improvements In Financial Ratios

Gearing (%)



80
60
40
20
0
61.5
67.4
67.3
65.8
62.2
YTD3Q FY'02
FY'03
FY'04
FY'05
FY'06

ROA* (%)



3
2
1
0
1.5
1.7
2.9
2.6
2.6
YTD3Q FY'02
FY'03
FY'04
FY'05
FY'06

Basic Earnings Per Share (Sen)



35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
23.2
18.1
9.2
22.0
34.4
YTD3Q FY'02
FY'03
FY'04
FY'05
FY'06

In accordance with FRS 133

Interest Coverage (X)



6
4
2
0
4.2
4.0
4.3
4.0^
4.2
YTD3Q FY'02
FY'03
FY'04
FY'05
FY'06



TENAGA
NASIONAL BERHAD

* Return on Asset : $\frac{\text{Group Net Profit (Adjusted for FOREX and FRS 119)}}{\text{Group (Non Current Assets + Current Assets)}}$

^ Includes bond refinancing cost

Benchmarked Against Other Utilities

	TNB	TEPCO	Tata Power	CLP	KEPCO	Datang	AGL	ECGO
Rating (Moody's/S&P)	Baa1/BBB	Aa3/AA-	Ba2/BB+	A1/A	A1/A	-/BBB	Baa1/BBB	Not rated

EBITDA Margin (%)



60
50
40
30
20
10
0
21.2
23.4
28.0
30.0
33.9
36.2
40.6
58.1
AGL
Tata Power
TEPCO
CLP
TNB
KEPCO
Datang
EGCO

Return On Invested Capital (%)



16
14
12
10
8
6
4
2
0
3.1
3.7
6.2
7.2
8.8
10.5
11.3
KEPCO
TEPCO
TNB
Datang
Tata Power
AGL
CLP
EGCO

Interest Coverage (x)



18
16
14
12
10
8
6
4
2
0
4.2
4.8
6.2
7.2
7.8
8.9
9.7
16.6
TNB
Tata Power
EGCO
TEPCO
CLP
AGL
Datang
KEPCO

Debt to Total Capital (%)



80
60
40
20
0
31.1
36.9
33.5
38.5
42.4
62.2
66.2
76.5
KEPCO
CLP
AGL
Tata Power
EGCO
TNB
Datang
TEPCO

Source: Citigroup



TENAGA
NASIONAL BERHAD

Note: TNB's figure is based on annualised YTD3QFY06.
Other utilities are based on FY'05.

Average Tariff Still Among The Lowest In The Region

Overall


70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
23.3
23.5
25.4
26.2
29.7
30.5
31.3
35.9
42.5
50.3
65.9
Indonesia
TNB (Before)
Taiwan
TNB (After)
Thailand
Korea
China (Shanghai)
Singapore
Hong Kong
Phillippines
Japan

Domestic


90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
22.6
23.4
24.7
29.7
30.7
31.0
36.5
36.9
42.3
53.0
77.3
Indonesia
TNB (Before)
TNB (After)
China (Shanghai)
Thailand
Taiwan
Korea
Singapore
Hong Kong
Phillippines
Japan

Commercial


60.0
50.0
40.0
30.0
20.0
10.0
0.0
27.5
27.6
30.7
30.8
33.5
34.7
35.7
39.1
47.1
51.4
57.4
TNB (Before)
Indonesia
Taiwan
TNB (After)
Thailand
China (Shanghai)
Singapore
Korea
Hongkong
Phillippines
Japan

Industrial


60.0
50.0
40.0
30.0
20.0
10.0
0.0
21.2
21.3
22.4
23.8
24.8
27.5
30.9
31.8
33.2
45.4
57.4
TNB (Before)
Taiwan
Indonesia
TNB (After)
Korea
Thailand
China (Shanghai)
Singapore
Hong Kong
Phillippines
Japan


TENAGA
NASIONAL BERHAD

 **Post 24th May 2006 after tariff announcement**

Peak Demand Hits New Record High


Highest MD
12,825MW
24/4/06
Highest MD
12,935MW
5/7/06
13,500
12,500
11,500
10,500
9,500
8,500
MD
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51
WEEK NO.
FY 2003
FY 2004
FY 2005
FY 2006

TENAGA NASIONAL BERHAD

Revenue – Predominantly From Electricity Sales



EGAT 2.0%
Goods & Services 1.5%
LPL 2.3%
Deferred income 1.5%
SESB 3.5%
Peninsular Malaysia 89.2%

Revenue Breakdown (RM mn)

	FY'05	YTD3Q FY'05	YTD3Q FY'06
Peninsular Malaysia	17,009.9	12,557.8	13,174.5
EGAT	286.1	211.7	300.5
SESB	672.7	499.4	510.0
LPL	357.7	266.1	331.6
Deferred Income	293.8	217.2	226.5
Goods & Services	357.3	269.2	220.8
Total	**18,977.5**	**14,021.4**	**14,763.9**

76.5% Of Revenue From Industrial & Commercial Sectors…

YTD3Q FY'06 electricity sales growth = 5.8%

YTD3Q FY'05 electricity sales growth = 6.5%



(RM mn)
6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2.2%
7.5%
5.8%
29.1%
Industrial
Commercial
Domestic
*Others

YTD3Q FY'06 unit sold growth = 4.6%

YTD3Q FY'05 unit sold growth = 8.2%



(GWh)
30,000
28,000
26,000
24,000
22,000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
0.1 %
7.6%
5.7%
26.8%
Industrial
Commercial
Domestic
*Others

□ YTD3Q FY'05 ■ YTD3Q FY'05

YTD3Q FY'06 Total RM14,316.6 mn

YTD3Q FY'05 Total RM13,535.0 mn

YTD3Q FY'06 Total 60,891.7 GWh

YTD3Q FY'05 Total 58,228.2 GWh

Credit Notes raised :- **YTD FY'05 - RM124.4 mn**
YTD FY'06 - RM38.6 mn

- The low growth in the Industrial Sector is attributable to May meter readings captured in June. If we were to include these readings, industrial revenue growth would be **2.3%** while unit growth would be **0.4%.**



TENAGA
NASIONAL BERHAD

* Others include public lighting, mining, EGAT and LPL sales

Headline Key Performance Indicators

On Track To Deliver

Initiatives	*Target FY'06*	*YTD 3QFY'06*
Return on Assets (ROA)	2.4%	*2.6%
Gearing	63.0%	62.2%
Unplanned Outage Rate (UOR)	5.0%	3.3%
Reduction in Transmission & Distribution Losses	9.5%	10.67%
Distribution SAIDI	133 minutes	**72.9 minutes

* Based on annualised figure
** YTD figure

Gearing (%) : $\frac{\text{LTD + STD}}{\text{LTD + STD + Shareholders' Fund + MI}}$

Return on Asset : $\frac{\text{Group Net Profit (Adjusted for FOREX and FRS 119)}}{\text{Group (Non Current Assets + Current Assets)}}$

AGENDA

- Highlights Of Group's Performance
- Details Of Group's Performance
- Update On TNB's Latest Events

Details Of Group's Performance

"Maintenance For A Sustainable Future"

Y.Bhg. Dato' Che Khalib Bin Mohamad Noh
President/Chief Executive Officer

Company Wide Initiatives
On Track To Deliver

RM mn

Initiatives	*Target FY'06*	*YTD 3QFY'06*
Recovery of Theft Backbilling	20.0 -	32.8 106.8 Identified
Reduction In General Expenses	50.0	33.4
Value Creation From Landbank	30.0	4.3
SESB Turnaround *(Diesel Subsidy)*	300.0 300.0 12 months	199.3 recognised 269.1 billed for 9 months
Reduction in T&D Losses *(10.5% to 9.5%)*	60.0	(20.4) 10.67%
Recovery from Delinquent Accounts	130.0	166.7
Manage Overtime Claims Paid	10.0 5% reduction of FY'05	15.3
Manage Medical Claims Paid	No Increase	(5.1)
TOTAL	600.0	426.3

Based on S&P, sales of RM13.39 mn has been achieved (Value Creation From Landbank, YTD 4.3)

Excludes RM89.9 mn received on 5/7/06 (SESB Turnaround, YTD 199.3 recognised)


TENAGA
NASIONAL BERHAD

NOTE : ( ) indicates increases

Company Wide Initiatives
On Track To Deliver

Initiatives	*Target FY2006*	*YTD 3QFY'06*
Debt Mix (%) **(RM vs Other Currencies)**	**57:43**	**52:48**
Generation Availability	**86.5%**	**89.4%**
System Minutes	**10**	****5.5**
Reduction in ACP ***(Pen. Malaysia)***	***32 days**	***34 days**
Reducing Procurement Process Time ***(Closing of Tenders)***	**90% in 90 days**	**85% in 90 days**

Note: *Excluding PLMAH
** YTD Figure

TENAGA NASIONAL BERHAD

Economic Profit /(Loss)

RM mn	INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
	3Q		YTD3Q	
	FY'05	FY'06	FY'05	FY'06
NOPLAT computation				
Earning Before Interest and Tax (EBIT)*	678.1	865.0	2,120.1	2,217.6
Adjusted TAx	(189.9)	(242.2)	(593.6)	(620.9)
NOPLAT	**488.2**	**622.8**	**1,526.5**	**1,596.7**
Economic Charge computation				
Average Invested Capital	52,284.2	52,807.4	52,284.2	52,807.4
WACC	7.5%	7.5%	7.5%	7.5%
Economic Charge	**(979.0)**	**(988.8)**	**(2,937.1)**	**(2,966.5)**
Economic Profit / (Loss)	**(490.8)**	**(366.0)**	**(1,410.6)**	**(1,369.8)**

Higher Operating Expenses Partially Cushioned By Operational Efficiencies Achieved at G, T & D

Operating Expenses (RM mn)	YTD3Q FY'05	YTD3Q FY'06	Changes (%)
▪ IPP	4,823.3	4,752.1	(1.5)
▪ Fuel	2,395.5	2,742.1	14.5
▪ Fuel Subsidy - SESB	-	(199.3)	-
▪ R&M	516.4	597.9	15.8
▪ Staff	1,209.0	1,300.7	7.6
▪ Depreciation	2,043.6	2,230.3	9.1
▪ General Expenses	418.6	385.2	(8.0)
▪ Subsidiaries Cost of Sales, General Expenses & Others	277.7	510.8	83.9
TOTAL OPERATING EXPENSES	11,684.1	12,319.8	5.4

Cost Per Unit Sold

COST PER UNIT SOLD (sen/kWh)	YTD3Q FY'02	YTD3Q FY'03	YTD3Q FY'04	YTD3Q FY'05	YTD3Q FY'06
	20.7	20.2	20.2	20.1	20.2



COST PER UNIT SOLD (sen/kWh)
20.1
20.2
3.5
2.1
0.9
4.1
3.7
2.1
1.0
4.2*
YTD3Q FY'05
YTD3Q FY'06



% OF TOTAL OPERATING COST
17.5
10.3
4.4
20.5
61.8%
18.1
10.6
4.8
20.6*
59.2%
YTD3Q FY'05
YTD3Q FY'06

IPP Fuel R&M Staff Cost Depreciation Others

* Includes SESB diesel subsidy

Higher Fuel Costs Impacted by 14.9% Increase In Units Generated and 6.6% in Coal Prices

YTD3Q FY'05



Distillate
RM21.9 mn
0.9%
Oil
RM197.5 mn
8.2%
Coal
RM1,139.5mn
47.6%
Gas
RM1,036.6 mn
43.3%

TOTAL: RM2,395.5 mn

*Average coal price USD 49.8 per metric tonne**

Consumption of Coal 5.9 MT



Hydro
4,000.9Gwh
11.7%
Oil
576.4 Gwh
1.7%
Coal
14,387.9 Gwh
42.2%
Distillate
22.8Gwh
0.1%
Gas
15,078.1 Gwh
44.3%

TOTAL: 34,066.1 GWh

RM mn	YTD3Q FY'05	YTD3Q FY'06
Gas		
TNB	880.0	987.9
SESB	23.5	33.5
LPL	133.1	188.0
Total	**1,036.6**	**1,209.4**
Oil		
TNB	18.0	54.1
SESB	179.5	193.3
Total	**197.5**	**247.4**

GWh	YTD3Q FY'05	YTD3Q FY'06
Gas		
TNB	13,828.8	17,579.5
SESB	303.2	458.8
LPL	946.1	1,032.0
Total	**15,078.1**	**19,070.3**
Oil		
TNB	182.9	293.2
SESB	393.5	301.5
Total	**576.4**	**594.7**

YTD3Q FY'06



Distillate
RM26.9 mn
1.0%
Oil
RM247.4 mn
9.0%
Gas
RM1,209.4 mn
44.1%
Coal
RM1,258.4mn
45.9%

TOTAL:RM2,742.1 mn

*Average coal price USD 53.1 per metric tonne**

Consumption of Coal 6.4 MT



Hydro
4,284.2Gwh
11.0%
Oil
594.7 Gwh
1.5%
Coal
15,164.0 Gwh
38.7%
Distillate
27.3Gwh
0.1%
Gas
19,070.3Gwh
48.7%

TOTAL: 39,140.5 GWh



TENAGA
NASIONAL BERHAD

** Average coal price purchased from 3rd parties:-*

- *YTD3Q FY'05 USD 50.9 per metric tonne*
- *YTD3Q FY'06 USD 56.2 per metric tonne*

Achieving Optimal System Mix But Constrained By Gas Allocation

INDUSTRY GENERATION
YTD3Q FY'05 = 60,805.7 GWh



Hydro
3,669.1 Gwh
6.0%
Distillate
22.8 Gwh
0.0%
Oil
182.9 Gwh
0.3%
Coal
14,387.9 Gwh
23.7%
Gas TNB
13,828.8 Gwh
22.8%
Gas IPP
28,714.2 Gwh
47.2%
70.0 %

INDUSTRY GENERATION
YTD3Q FY'06 = 64,587.8 GWh



Hydro
3,884.4 Gwh
6.0%
Distillate
27.3 Gwh
0.0%
Coal IPP
113.3 Gwh
0.2%
Oil
293.2 Gwh
0.5%
Coal
15,164.0 Gwh
23.5%
Gas TNB
17,579.5 Gwh
27.2%
Gas IPP
27,526.1 Gwh
42.6%
69.8%

Note : Peninsular Malaysia only



TENAGA
NASIONAL BERHAD

Debt Portfolio Benefits From Strengthening of Ringgit

31st Aug '05


STG 4.2%
Euro 1.9%
USD 28.9%
RM 50.3%
Yen 14.7%

***Total Debt = RM29.9 bn**

Fixed 87.1% : 12.9%

Weighted Average Cost of Debt 5.35%

USD/RM	:	3.77
100YEN/RM	:	3.39
STG/RM	:	6.8
EURO/RM	:	4.6
USD/YEN	:	111.0

31st May '06


STG 4.2%
Euro 1.8%
USD 27.1%
RM 52.4%
Yen 14.5%

***Total Debt = RM28.8 bn**

Fixed 89.6% : 10.4%

Weighted Average Cost of Debt 5.72%

USD/RM	:	3.62
100YEN/RM	:	3.24
STG/RM	:	6.83
EURO/RM	:	4.67
USD/YEN	:	111.79

* In accordance with FRS 132

TNB Is Continuously Exploring Various Financing Alternatives To Meet Funding Requirements

Benefits of different financing instruments

Primary Equity	Preferred	Straight Debt	Convertible
• Strengthen balance sheet • Enhance credit rating • Diversify shareholding among blue-chip institutions • Earnings dilution minimal if issued at right price	• Perpetual maturity • Accounting equity credit • Equity credit with rating agencies • Diversify funding sources • No impact on shareholder base	• Cheaper than preferred or equity financing • Long-term funding source • Tax deductible interest expense • No impact on shareholder base	• Lowest coupon and yield • Potentially issuing new equity at a substantial premium to current market • Defers dilution to shareholders

As at 31st May 2005 :-		RM mn
	• Deposits, bank and cash balances	3,413.6
	• Medium/long term debt facilities	6,196.2
	• Short term debt facilities	2,617.0


TENAGA
NASIONAL BERHAD

58.2% of CAPEX Spent on Supply and System Improvement


RM mn
3,000
2,500
2,000
1,500
1,000
500
0
397.3
931.6
1,120.6
175.3
58.3
2,683.2
Generation
Transmission
Distribution
SESB
Others
Total Capex

- Supply and system improvement accounted for RM858.7 mn (32%) & RM702.6 mn (26.2%) respectively of total capex
- Increase in number of customers in Peninsular Malaysia : 147,998

TENAGA NASIONAL BERHAD

Cash Surplus Sufficient For Capex In FY'06

RM mn	FY'02	FY'03	FY'04	FY'05	YTD3Q FY'06
Cashflow From Operations (before debt servicing and capex)	5,032.3	4,134.2	5,237.4	5,921.6	5,223.8
Capex	4,072.7	3,114.5	3,982.6	3,611.9	2,587.6
SURPLUS	959.6	1,019.7	1,254.8	2,309.7	2,636.2

AGENDA

- ❑ Highlights Of Group's Performance
- ❑ Details Of Group's Performance
- ❑ Update On TNB's Latest Events

Proposed Acquisition Of Business And Business Assets of Northern Utility Resources (“NUR”)

- On 3rd July 2006, TNB announced the termination of Conditional Sale of Business Agreement (SBA) for non-fulfillment of Conditions Precedent.
- All deposit paid by TNB pursuant to the terms and conditions of the SBA and all interest earned to be returned.
- TNB will be exploring with the Vendors on a no-obligation basis alternative business arrangements or agreements in respect of the assets of NUR including the purchase of its transmission and distribution facilities.

Conversion of GEB

53.2 mn Shares Issued Since Its Issuance

	Amount Converted	Nominal Amount	Shares Issued
	USD mn	USD mn	mn
Issuance of GEB in Nov. '02	-	400.0	-
As at 31st Aug. '05	0.1	399.9	0.04
Balance as at 1 Sept '05	-	399.9	-
May '06	14.5	385.4	6.8
June '06	13.7	371.7	6.4
Up to 11th July 2006	85.2	286.5	40.0
Total	**113.5**		**53.2**

In Summary

We Stand by Our Commitment - To Improve Shareholder Value



Unlocking Value Through A Performance Driven Culture
"Rerating" Of Tenaga
Tariff Review
June '06
Improved Financial & Operational Performance
On going
n '05
Performance Indicators Focusing On Cost Rationalisation, Improving Efficiency & Identifying New Growth Avenues
'04
Internal Restructuring Of Organisation
'04
New Appointments At GLC's With Set Mission
'04
Government's Initiative To Restructure GLC's
'04

Thank You


TENAGA
NASIONAL BERHAD

Powering The Nation's Progress

www.tnb.com.my



TENAGA NASIONAL BERHAD

Our Reference: TNB/IRD 1/7/2.1

July 10, 2006

Bursa Malaysia Securities Berhad
9th Floor, Listing Division
Exchange Square
Bukit Kewangan
(Attention: Ms. Lisa Lam/Ms. Wong)

Status Report On ADR

With reference to the above, we are pleased to furnish below the information required under Para 8.18 pertaining to the Sponsorship of American Depository Receipts or Global Depository Receipts Programmes.

a) Name of Custodian : Maybank Berhad

b) Number of Custodian : 1

c) Number of Ordinary Shares held as at 30th June 2006
1,379,525 (One Million Three Hundred Seventy Nine Thousand and Five Hundred Twenty Five Only)

d) Percentage of ADR against issued and paid-up capital: 0.034 (<5%)

We also enclose the letter from Maybank dated July 3, 2006 confirming the total number of ordinary shares held under TNB's ADR programme.

Thank you,

Yours sincerely,

(NOR ZAKIAH ABDUL GHANI)
COMPANY SECRETARY

c.c. - Bank of New York, Hong Kong Branch
- U.S. Securities and Exchange Commission



Maybank

Our ref : CUSTODY/qtrlyTNB
Date : July 3, 2006

The Company Secretary
TENAGA NASIONAL BERHAD
129 Jalan Bangsar
59200 Kuala Lumpur

Fax : 2284 0095

Attn : En Khairul Nazrin / Cik Haslinda

Dear Sir,

SPONSORED LEVEL1 ADR PROGRAM

We are pleased to confirm that the total number of ordinary shares held under the ADR program of your Company, where Maybank is the Custodian :

CDS Account No.	No. Of Ordinary shares held	As at date Ending
201 001 026657486	1,379,525 (One Million Three Hundred Seventy Nine Thousand and Five Hundred Twenty Five Only)	30th June 2006

Thank you,

Yours faithfully,
for Maybank

HO LIAN TECK
Head
Custody Services

CHEW KOON ENG
Head, Operations
Custody Services

c.c Bursa Malaysia Berhad
Attn :En Johan Abdullah
Listing Department

c.c The Bank of New York
Attn : Ms Karyn Hairston

Announcement Made to Bursa Malaysia Securities Berhad

Date	Content
20/06/2006	Tenaga- Conversion Of USD1,000,000 Nominal Value Of The 5-Year (2002/2007) Guaranteed Exchangeable Bonds (Geb) Issued By TNB Capital (L) Ltd, A Wholly-Owned Subsidiary Of Tenaga Nasional Berhad ("Conversion Of GEB")
16/06/2006	Related Party Transaction Pursuant To Paragraph 10.08 Of The Bursa Malaysia Securities Berhad ("BMSB") Listing Requirements
14/06/2006	Striking Off Of Wholly Owned Subsidiary
07/06/2006	Tenaga-Conversion Of USD3,975,000 Nominal Value Of The 5-Year (2002/2007) Guaranteed Exchangeable Bonds (GEB) Issued By TNB Capital (L) Ltd, A Wholly-Owned Subsidiary Of Tenaga Nasional Berhad ("Conversion Of GEB")
02/06/2006	Tenaga- Conversion Of Usd11,000,000 Nominal Value Of The 5-Year (2002/2007) Guaranteed Exchangeable Bonds (GEB) Issued By TNB Capital (L) Ltd, A Wholly-Owned Subsidiary Of Tenaga Nasional Berhad ("Conversion Of GEB")
01/06/2006	Tenaga- Conversion Of USD500,000 Nominal Value Of The 5-Year (2002/2007) Guaranteed Exchangeable Bonds (GEB) Issued By TNB Capital (L) Ltd, A Wholly-Owned Subsidiary Of Tenaga Nasional Berhad ("Conversion Of GEB")
26/05/2006	Tenaga- Employees' Share Option Scheme ("Scheme")
24/05/2006	New Tariff Structure
24/05/2006	TENAGA NASIONAL BERHAD - Request For Suspension
24/05/2006	Tenaga-Resumption Of Trading
24/05/2006	Tenaga-Suspension Of Trading
16/05/2006	Change Of Registrar

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 20/06/2006

Subject : TENAGA- CONVERSION OF USD1,000,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")

Contents :

Kindly be advised that the abovenamed Company's additional 469,135 new ordinary shares of RM1.00 each arising from the Conversion of GEB will be granted listing and quotation with effect from 9.00 a.m., **Thursday, 22 June 2006.**

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 16/06/2006

Type : **Announcement**
Subject : **RELATED PARTY TRANSACTION PURSUANT TO PARAGRAPH 10.08 OF THE BURSA MALAYSIA SECURITIES BERHAD ("BMSB") LISTING REQUIREMENTS**

Contents :

Pursuant to paragraph 10.08 of the BMSB Listing Requirements, the Board of Directors of Tenaga Nasional Berhad ("TNB" or "the Company") wishes to announce that it has approved the engagement of Messrs Zaid Ibrahim & Co. ("ZICO"), a legal firm in which Datuk Mohd Zaid bin Ibrahim, a Non Independent Non Executive Director of TNB is a Chairman/Partner, for the provision of legal services to TNB in its review and evaluation of its refinancing requirements.

The scope of legal services covers among others, the review of legal documents, to address all legal issues in relation to the refinancing requirements and to ensure compliance with applicable regulatory authorities. The professional fees charged by ZICO is not more than RM100,000 (excluding tax and disbursements).

The transaction will not have any effect on the issued and paid up share capital and shareholding structure of TNB as well as material effect on the earnings per share and net asset of TNB Group for the financial year ending 31 August 2006.

Save for Datuk Mohd Zaid bin Ibrahim (who has abstained from all Board deliberations and voting on the transaction), none of the Directors or Major Shareholders of TNB or persons connected to the Directors or Major Shareholders of TNB have an interest, direct or indirect, in the said transaction and the Board, having considered all aspects of the transaction is of the opinion that the transaction is conducted on an arms-length basis and is in the best interest of the Company.

This announcement is dated 16 June 2006.

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 14/06/2006

Type : **Announcement**
Subject : **Striking Off of Wholly Owned Subsidiary**

Contents :

The Board of Directors of Tenaga Nasional Berhad ("TNB") at its Meeting held on 17 June 2005 has approved the proposed voluntary winding up of all dormant companies within TNB Group. In relation thereto, TNB wishes to announce that Remaco Energy Ventures Limited ("REVL"), its wholly-owned subsidiary, held through TNB Repair & Maintenance Sdn. Bhd. has been struck off from the register of the Registrar of Companies of the Republic of Mauritius under Section 308 of the Companies Act, 2001. A Notice Of Removal of Company From Register Under Section 308 of the Companies Act, 2001 dated 17 May 2006 was published in The Mauritius Government Gazette on 27 May 2006. As such, REVL ceased to be a subsidiary of TNB.

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	07/06/2006

Subject : TENAGA-CONVERSION OF USD3,975,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")

Contents :

Kindly be advised that the abovenamed Company's additional 1,864,813 new ordinary shares of RM1.00 each arising from the Conversion of GEB will be granted listing and quotation with effect from 9.00 a.m., Monday, 12 June 2006.

Company Name : **TENAGA NASIONAL BHD**
Stock Name : **TENAGA**
Date Announced : 02/06/2006

Subject : TENAGA- CONVERSION OF USD11,000,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")

Contents :

Kindly be advised that the abovenamed Company's additional 5,160,493 new ordinary shares of RM1.00 each arising from the Conversion of GEB will be granted listing and quotation with effect from 9.00 a.m., **Wednesday, 7 June 2006.**

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 01/06/2006

Subject : TENAGA- CONVERSION OF USD500,000 NOMINAL VALUE OF THE 5-YEAR (2002/2007) GUARANTEED EXCHANGEABLE BONDS (GEB) ISSUED BY TNB CAPITAL (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD ("CONVERSION OF GEB")

Contents :

Kindly be advised that the abovenamed Company's additional 234,567 new ordinary shares of RM1.00 each arising from the aforesaid Conversion of GEB will be granted listing and quotation with effect from 9.00 a.m., **Monday, 5 June 2006.**

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 26/05/2006

Subject : TENAGA- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 2,733,375 new ordinary shares of RM1.00 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 30 May 2006.**

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 24/05/2006

Type : **Announcement**
Subject : **NEW TARIFF STRUCTURE**

Contents :

Tenaga Nasional Berhad ("TNB" or "the Company") today wishes to announce that the Company today has been notified that the Government has approved a new electricity tariff structure for Peninsular Malaysia.

The new tariff will be effective on 1 June 2006. The last tariff review approved by the Government was in 1997, and was meant as an interim measure.

Key characteristics of the new tariff structure include the following:

- **NO INCREASE** for the first 200kWh monthly consumption for all households. This will ensure that the lower income group (lifeline consumers) is not affected by the tariff review;

- Graduated tariff structure to encourage domestic consumers to use energy efficiently;

- Specific Agriculture Tariff is introduced to encourage the development of agro-based industry. This tariff is strictly applicable to key activities such as poultry, animal rearing, growing of vegetables and fruits, fish rearing and padi farming;

- 10% discount is maintained for welfare homes, government schools, government institutions of higher learning and places of worship; and

- Special Industrial Tariff (SIT) is also maintained for those who qualify. However, the gap between the SIT and normal Industrial Tariff has been reduced marginally.

With this tariff review, TNB is in a better position to carry out the necessary maintenance and upgrading of the existing electricity supply infrastructure as well as undertaking new supply project to continuously provide consumers with a reliable and high quality electricity supply.

This announcement is dated 24th May 2006.

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 24/05/2006

Type : **Announcement**
Subject : **TENAGA NASIONAL BERHAD**
- Request for Suspension

Contents :

Tenaga Nasional Berhad ("TNB" or "the Company") wishes to inform that the Company has requested for a suspension in trading of the securities of the Company on the Main Board of Bursa Malaysia Securities Berhad
("Bursa") with effect from 2.30 p.m. until 5.00 p.m. on 24th May 2006.

The request for suspension is made under subparagraph 3.1(c) of Practice Note No. 2/2001 on Requests for Suspension of the Listing Requirements of Bursa.

Following the Cabinet meeting today, the Minister of Energy, Water and Communications is making a public announcement before the close of trading. The Minister's announcement may have an impact on the financial position of the company.

This announcement is dated 24th May 2006.

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 24/05/2006

Subject : TENAGA-RESUMPTION OF TRADING

Contents :

Further to Listing's Circular No. L/Q 36836 of 2006, kindly be advised that trading in the above Company's securities will resume with effect from **9.00 a.m., Thursday, 25 May 2006.**

Your attention is drawn to the Company's announcement dated 24 May 2006.

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	24/05/2006

Subject : TENAGA-SUSPENSION OF TRADING

Contents :

Kindly be advised that at the request of TENAGA, trading in the Company's securities will be suspended with effect from **2.30 p.m., Wednesday, 24 May 2006** pending an announcement.

Change of Registrar
Reference No **TN-060515-58520**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	16/05/2006

Old registrar	:	**BINA MANAGEMENT (M) SDN. BHD. LOT 10, THE HIGHWAY CENTRE, JALAN 51/205, 46050 PETALING JAYA SELANGOR**
New registrar	:	**SYMPHONY SHARE REGISTRARS SDN. BHD.**
Address	:	**LEVEL 26, MENARA MULTI-PURPOSE, CAPITAL SQUARE, JALAN MUNSHI ABDULLAH, 50100 KUALA LUMPUR**
Telephone No	:	**03-2721 2222**
Facsimile No	:	**03-2721 2530**
Effective date	:	**16/05/2006**
Remarks	:	**-**